UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Amendment No. 4

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GLOBAL DEFENSE TECHNOLOGY & SYSTEMS, INC.

(Name of Subject Company (Issuer))

SENTINEL ACQUISITION CORPORATION

(Offeror)

A Wholly Owned Subsidiary of

SENTINEL ACQUISITION HOLDINGS INC.

(Parent of Offeror)

ARES CORPORATE OPPORTUNITIES FUND III, L.P.

(Other Person)

 (Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

37950B107

(CUSIP Number of Class of Securities)

Sentinel Acquisition Holdings Inc.

c/o Ares Capital Opportunities Fund III, L.P.

2000 Avenue of the Stars, 12th Floor

Los Angeles, CA 90067

(310) 201-4100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael A. Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA 90067

(310) 557-2900

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$248,528,962.25(1)	$28,854.21(2)

(1)          Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 10,248,617 shares of Global Defense Technology & Systems, Inc. common stock (representing the shares of common stock outstanding, in the-money options and shares of common stock subject to restricted stock units, in each case as of March 7, 2011) by $24.25 per share, which is the offer price.

(2)          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction value by 0.0001161.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,854.21	Filing Party: Sentinel Acquisition Corporation and Sentinel Acquisition Holdings Inc.

Form of Registration No.: Schedule TO	Date Filed: March 7, 2011

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          Third-party tender offer subject to Rule 14d-1.

☐            Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Sentinel Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Sentinel Acquisition Holdings Inc., a Delaware corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 7, 2011, as amended (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Global Defense Technology & Systems, Inc., a Delaware corporation (the “Company”), at a purchase price of $24.25 per Share net to the stockholders of the Company in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2011 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which together with any amendments or supplements, collectively constitute the “Offer”.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Items 1, 4 and 11.   Summary Term Sheet; Terms of the Transaction; and Additional Information.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

“The Offer and withdrawal rights expired at 11:59 p.m., New York City time, on April 1, 2011.  The Depositary has advised us that 8,597,927 Shares were validly tendered and not properly withdrawn (including 80,183 Shares tendered pursuant to notices of guaranteed delivery). All Shares that were validly tendered and not properly withdrawn have been accepted for purchase and paid for by Purchaser.

As a result of the purchase of Shares in the Offer, Purchaser and Parent have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company.  Accordingly, Purchaser and Parent have effected a “short form” merger in which Purchaser merged with and into the Company, with the Company surviving the Merger and continuing as a wholly owned subsidiary of Parent.  In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger, other than Shares owned by Parent, Purchaser or the Company immediately prior to the effective time of the Merger, or any stockholder of the Company that properly exercises appraisal rights under Delaware law, was automatically converted into the right to receive the Offer Price in cash, without interest and less any applicable withholding taxes. All Shares converted into the right to receive the Offer Price have been canceled and ceased to exist. April 4, 2011 was the last trading date Shares traded through NASDAQ.

On April 4, 2011, the Company and Ares Management LLC, an affiliate of Parent and Purchaser, issued a joint press release announcing the expiration and results of the Offer and regarding the process of effecting the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(C) and is incorporated herein by reference.”

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C)                                                    Press Release issued by Global Defense Technology & Systems, Inc. and Ares Management LLC on April 4, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENTINEL ACQUISITION CORPORATION

By:	/s/ Michael D. Weiner

Name:	Michael D. Weiner

Title:	Vice President and Assistant Secretary

SENTINEL ACQUISITION HOLDINGS INC.

By:	/s/ Michael D. Weiner

Name:	Michael D. Weiner

Title:	Vice President and Assistant Secretary